UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2022 Trading Update (Unaudited)
18th January 2023	Continuing strategic and operational momentum throughout 2022, trading ahead of expectations
Highlights

●	Group underlying sales for the full year up 5% and adjusted operating profit of c.£455m at £:$ 1.24, up c.11% on an underlying basis compared to 2021, ahead of expectations.
●
Strong trading performance reflects good result in English Language Learning, Virtual Learning, Workforce Skills and Assessment & Qualifications, offset by an expected, albeit reduced, decline in Higher Education.

●
A year of strategic and operational progress; reshaping our portfolio for growth, adding capabilities and increasing interconnectivity between divisions to unlock synergies and build further lifelong learning potential.

●	On track to deliver approximately £120m of cost efficiencies in 2023, weighted to Higher Education, some £20m of which will be used to offset inflationary pressures.

Andy Bird, Pearson's Chief Executive, said:
"Pearson has completed the year ahead of our original expectations. This performance demonstrates focused execution and the ongoing momentum in the business as we continue to implement our new strategy that underpins our future growth. Pearson is well positioned to make further progress reflecting the structural growth in our markets, the continued need for upskilling and reskilling, and the strength of our offering."

Underlying sales growth of 5% for 2022
●
Assessment & Qualifications sales for the full year were up 8% with strong performances in US Student Assessment and UK & International Qualifications as exams resumed, and in Clinical Assessment due to good government funding and continued focus on health and wellbeing. VUE test volumes* grew 16% to 19.4m with particularly strong growth in the IT segment and healthcare. Q4 sales were down 4% with expected declines in US Student Assessment and UK & International Qualifications due to 2021 phasing, offset by strong growth in VUE, as the impact of changes to the DVSA contract unwound, and growth in Clinical Assessment.

●
Virtual Learning sales for the full year were up 4%. Virtual schools had a good performance with sales up 4%, driven by firm retention rates relating to the 2021/22 academic year and favourable revenue mix partially offset by a small decline in enrolments for the 2022/23 academic year and lower district partnership renewals. OPM sales were up by 4% in the full year. Q4 sales were flat with OPM growth offset by a slight decline in virtual school sales reflecting lower 22/23 school year enrolments as the Covid-19 cohort fully unwinds.

●
Higher Education sales were down 4% for the full year driven by a decline in enrolments and a loss of adoptions to non-mainstream publishers including open educational resources partially offset by improved pricing. As highlighted at the nine-month trading update, these factors alongside prepaid access card elimination mean that unit sales have declined more than revenues. There was continued momentum in Inclusive Access with 9% sales growth to not-for-profit institutions and the total number of institutions increasing to 1,040. Sales for the division were down 3% in Q4. Pearson+ performed well in the Fall semester with 2.83m registered users and 406k paid subscriptions, representing a threefold increase compared to prior year Fall semester.

●
English Language Learning sales were up 24% for the full year. Performance was underpinned by Pearson Test of English (PTE) volumes, which were up 90%, as global mobility continued to improve with border re-openings and we saw market share gain in India. Within Institutional, there was strong growth in Latin America and the Middle East offset by the ongoing impact of government reforms in China. Q4 sales were up 14% with continued strong growth in PTE despite a tougher comparator.

●
Workforce Skills sales were up 7% for the full year, with growth driven by BTEC and Apprenticeships, GED and TalentLens. The Performance business grew by 5%. The enterprise focused Transformation business, which is the foundation of our integrated suite of workforce skills solutions, grew by 12%. Pearson has 1,503 enterprise clients in its Workforce Skills portfolio, up 133% on last year, with the acquisition of Credly underpinning this growth. Q4 sales were down 2%, reflecting prior year Covid-19 related BTEC revenue phasing benefits. Our Transformation business continued to grow strongly.

●
Businesses under strategic review sales declined 16% for the full year. Following the announcement of the sale of our international courseware local publishing businesses in Europe, French speaking Canada, Hong Kong and South Africa, these financials are no longer included in our underlying performance measures.

Strategic Progress - Highlights
●
Integration of Credly and Faethm progressing well, underpinning our new enterprise and professional consumer strategy. Acquisition of Mondly enhances our credentials in the language learning direct to consumer space, contributes to the transformation of English Language Learning and increases interconnectivity across the Group. Subject to closing, the PDRI acquisition will expand Pearson's services to U.S. federal agencies and grows presence with large employers. Disposal of our international courseware local publishing businesses is now complete.

●
Implemented change in US Higher Education sales leadership, restructured sales team and developed new go to market approach for 2023. Sales and marketing focus on helping to win and retain more adoptions. Investment focused on modernising our platform products to increase stability and deliver upgraded, best-in-class features that will improve the instructor and student experience.

●
Pearson+ roll out progressing well with launch of 18 study channels, widening the total addressable market for the Pearson lifelong learning ecosystem. Creating increasing interconnectivity between divisions with successful integration of Mondly on Pearson+.

●
Further efficiencies announced at Interim results in August, accelerating our improved margin expectation to 2023 from 2025. On track to deliver approximately £120m of cost efficiencies in 2023, weighted to Higher Education, some £20m of which will be used to offset ongoing inflationary pressures. One-time costs to deliver these savings, which are excluded from adjusted operating profit to better highlight underlying performance, now expected to be c.£150m reflecting increased level of savings and movements in FX. Approximately £85m will be incurred in cash, mostly in 2023, with the remaining £65m relating to write offs of predominantly property lease assets.

Financial summary

Underlying growth for the fourth quarter and financial year ended 31st December compared to the equivalent period in 2021.
	Q4	Full Year
Sales
Assessment & Qualifications	(4)%	8%
Virtual Learning	0%	4%
Higher Education	(3)%	(4)%
English Language Learning	14%	24%
Workforce Skills	(2)%	7%
Sub total	(1)%	5%
Strategic review	(35)%	(16)%
Total	(1)%	5%

Strong balance sheet and net debt of c.£0.6bn. Cash conversion c.85% with strong underlying performance impacted, as expected, by timing of disposal of international courseware local publishing businesses in 2022.

£350m share buyback programme has now been completed with a total of 42.3m shares repurchased.

For an accompanying data table providing 2022 metrics relating to revenue across select key businesses, please follow this link.

Full year results will be announced on 3rd March 2023.

Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes.

* VUE test volumes include GED test but revenues for GED are reflected in the Workforce Skills division.

Contacts

Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
	Gemma Terry	+44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 January 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary